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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

NATURAL BLUE RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

63884T 105
(CUSIP Number)

Paul Michael Vuksich, Esq. 582 Market Street, Suite 2001 San Francisco, California 94104 (415) 788-7045
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §𨵈.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 𨵈.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63884T 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) PELOSI, PAUL JR.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,125,133
8. Shared Voting Power 2,288,915
9. Sole Dispositive Power 8,125,133
10. Shared Dispositive Power 2,288,915

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,414,048
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 21.13%
14.	Type of Reporting Person IN

2

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Natural Blue Resources, Inc., a Delaware corporation ("Company"). The address of the principal executive office of the Company is 2150 South 1300 East, Suite 500, Salt Lake City, UT 84106.

Item 2.	Identity and Background.

Paul Pelosi is the President and a director of the Company. His address is 2269 Chestnut Street, San Francisco, CA 94123.

During the last five years, Mr. Pelosi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Pelosi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Mr. Pelosi is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

OO-Other. On July 24, 2009, the Company (1) effected a 1 for 100 reverse stock split, (2) closed a share exchange transaction, described below, pursuant to which the Company became the 100% parent of Natural Blue Resources, Inc., a Nevada corporation, ("NBR"), (3) changed its name from Datameg Corporation, a Delaware corporation, to Natural Blue Resources, Inc., a Delaware corporation, and (4) changed its trading symbol from DTMG to NTUR.

 On April 14, 2009, the Company entered into a Share Exchange Agreement to acquire Natural Blue Resources, Inc. ("NBR"), a Nevada corporation. The acquisition was subject to the consent of a majority of the Company’s shareholders and to the consent of each of NBR’s shareholders. Those consents were obtained. To effect the Share Exchange Agreement, the Company’s current shareholders consented to a 1 for 100 reverse stock split reducing the Company’s outstanding shares to 4,928,511 common shares. The reverse stock split became effective on July 24, 2009. Pursuant to board resolutions of the Company and NBR, the shareholders of NBR have exchanged their rights to receive 44,661,585 restricted common shares for 44,356,598 of the Company's restricted common stock to be issued by the Company’s Transfer Agent, resulting in a change of control whereby NBR’s former shareholders now own ninety percent (90%) of the post reverse stock split issued and outstanding capital stock of the Company. After the issuance of stock by the Transfer Agent, the Company’s total issued and outstanding stock will be 49,285,109 shares. The Company now owns all of NBR’s issued and outstanding stock. NBR is now a wholly owned subsidiary of the Company. Pursuant to the aforementioned Share Exchange Agreement and board resolutions, the Company directed its Transfer Agent to issue 44,356,598 of the Company's restricted common stock in exchange for their rights to receive 44,661,585 NBR restricted common shares. The transaction is more fully outlined in the Form 8-K filed by the Company with the Securities and Exchange Commission on July 24, 2009.

As a Major Shareholder of NBR, Mr. Pelosi was entitled to and did receive 8,125,133 shares of the Company’s Common Stock upon the closing of the transaction. Taking into consideration the transaction outlined above, Mr. Pelosi owned no shares in the Company’s Common Stock prior to the closing of the transaction, and after the closing of the transaction, he owned 16.49% of the Company’s issued and outstanding shares.

A majority in interest of the Company’s shareholders held a special meeting of shareholders on August 1, 2009. At that special meeting, a new board was elected and will take office on August 20, 2009. The new board then appointed new executive officers who will take office on August 20, 2009. As such, Mr. Pelosi became the Company’s President, and a director of the Company.

Item 4.	Purpose of Transaction.

See Item 3 above.

Other than as outlined above, Mr. Pelosi has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Natural Blue Resources, Inc.

(a) Paul Pelosi directly owns 8,125,133 common shares, representing 16.49% of the class.

(b) Paul Pelosi has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 8,125,133 shares of common stock she owns. (See Rows 7-10 of the cover page.)

(c) Please see Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Natural Blue Resources, Inc.

Except for the transaction outlined in Item 3 above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009	By:	/s/ Paul Pelosi, Jr.
Paul Pelosi, Jr.